NYSE: VZLA  TSX: VZLA

FOR IMMEDIATE RELEASE	April 6, 2026

VIZSLA SILVER PROVIDES ADDITIONAL UPDATE ON SITUATION IN CONCORDIA

Vancouver, British Columbia (April 6, 2026) - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") today provided the following update on the situation in Concordia, Sinaloa.

The Company confirms that nine colleagues have now been found deceased. It remains in close contact with the family of one colleague who remains missing and continues to support the authorities in their ongoing investigation.

"This is a devastating outcome, and our heartfelt condolences are with all the families impacted. We stand beside them with continued support as we mourn our colleagues and friends," said Michael Konnert, President and CEO of Vizsla Silver.

"We will always carry this loss with us. We will honour our colleagues through the work we do every day and our ongoing commitment to their families, our community in Sinaloa, and the values that define us."

Vizsla Silver thanks its stakeholders for their support during this difficult period. The Company will provide an operational update in due course.

Contact Information: For more information, please contact:

Corporate Communications

Tel: (604) 364-2215

Email: info@vizslasilver.ca

Website: www.vizslasilvercorp.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or performance and reflect management's expectations or beliefs regarding future events, plans and objectives.

Forward-looking statements in this news release include, but are not limited to, statements regarding: the Company's ongoing cooperation with Mexican authorities and engagement with affected families; the continuation, scope and effectiveness of support measures provided to employees, contractors and families; the Company's review of the circumstances surrounding recent events; the assessment and implementation of security, risk management and safety measures; the timing and conditions under which site activities may resume; the ability to advance engineering, planning and other project work while site operations remain suspended; and the Company's commitment to the long-term responsible development of the Panuco Project and continued investment in the Concordia community.

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Forward-looking statements are based on assumptions that management considers reasonable as of the date of this release, including, without limitation: that the Company will be able to continue cooperating with relevant authorities; that security conditions will stabilize over time; that support services and mitigation measures will remain available and effective; that engineering and planning activities can continue remotely as anticipated; and that legal, regulatory and social conditions will allow for the eventual resumption of site activities.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results or outcomes to differ materially from those expressed or implied by such statements. These risks include, but are not limited to: evolving security conditions in the region; the duration and outcome of investigations by authorities; potential delays or restrictions on site access or operations; risks to employee and contractor safety; reputational risks; community relations risks; regulatory or governmental actions; and other risks and uncertainties described in the Company's continuous disclosure filings available under its profile on SEDAR+ at www.sedarplus.ca.

The purpose of the forward-looking statements is to provide information about management's current expectations and plans and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements contained herein.

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